Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA EDGAR

October 20, 2010

John Reynolds Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	China Cord Blood Corporation Registration Statement on Form F-3 Filed August 16, 2010 File No. 333-168873

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on August 24, 2010 regarding the Company’s Registration Statement on Form F-3 (File No. 333-168873) (the “Registration Statement”) and addressed to Mr. Albert Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement on Form F-3 for the Company (the “Amended F-3”) reflecting the responses of the Company below.

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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John Reynolds October 20, 2010 Page 2

General

1.
Please comply with the comments that were issued on the company’s Form 20-F for the year ended December 31, 2009, in the staff’s letter dated August 19, 2010.  Please amend the registration statement in response to these comments, if appropriate.

COMPANY RESPONSE:  The Company has filed an amended Form 20-F for the year ended March 31, 2010 responding to comments issued by the Staff on August 19, 2010.  Changes have been made to the Amended F-3 to reflect any necessary modifications in light of the comments incorporate by reference the Company’s amended Form 20-F for the year ended March 31, 2010 filed on Form 20-F/A on October 19, 2010.

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John Reynolds October 20, 2010 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

 /s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:           Albert Chen, China Cord Blood Corporation